5 1 NASD 0001106854 zkq$d8rc Director Internet Security Systems, Inc. 0001053148 58-
2362189 12/31/02 5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP [ ] Check box if no longer subject to Section 16.
Form 4 or
Form 5 obligations may continue. [ ] Form 3 Holdings Reported [ ] Form 4 Transactions
Reported 1. Name and Address of Reporting Person(s) Nunn, Sam c/o King and Spalding 191
Peachtree Street Atlanta, GA 30303 2. Issuer Name and Ticker or
Trading Symbol Internet
Security Systems, Inc. (ISSX) 3. I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary) 4. Statement for Month/Year 12/02 5. If Amendment,
Date of Original
(Month/Year) 6. Relationship of Reporting Person(s) to Issuer
(Check all applicable) [X]
Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other
(specify below) BOD 7.
Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting
Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securitites Acquired, Disposed of, or Beneficially Owned
(Columns 1,3 and 7 through 11) 1)Title of Derivative
3)Trans- 7)Title and Amount 8)Price 9)Number of 10) 11)Nature of
Security action
of
Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I - Title Shares End of Year Non-Qualified Stock Option 05/29/02 Common Stock 10,000
10,000 D Direct (right to buy) (1) Explanation of Responses: (1) The annual option grant vests upon the completion of one year of Board service.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially
 Owned 1)Title of Security 2)Trans- 3.Trans- 4.Securities Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities
Indirect Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year)
 Code Amount D Price
End of Year I
Table II (PART 1) Derivative Securitites Acquired, Disposed of, or Beneficially Owned
(Columns 1 through 6) 1)Title of Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and
Security or Exercise action
action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of (D)
Derivative Security Code A D Exercisable Expiration
Non-Qualified Stock Option $16.1000 05/29/02 (1) A 10,000 05/29/03 05/28/12
(right to
buy)

SIGNATURE OF REPORTING PERSON /S/ By: Sean Bowen P-O-A For: Sam Nunn
DATE 02/10/03